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                          February 17, 2023

       Brian Varnum, Ph.D.
       Chief Executive Officer
       Armata Pharmaceuticals, Inc.
       4503 Glencoe Avenue
       Marina del Rey, CA 90292

                                                        Re: Armata
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 13,
2023
                                                            File No. 333-269726

       Dear Brian Varnum:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Faith Charles, Esq.